FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 10th March 2011

BOARD AND BOARD COMMITTEE CHANGES

The Board of Royal Dutch Shell plc (the "Company") announces that Mr Wim Kok, Non-executive Director since 2003 and Chairman of the Corporate and Social Responsibility Committee and member of the Nomination and Succession Committee, has elected to retire from the Board at the 2011 Annual General Meeting scheduled to be held on May 17, 2011.

Mr Hans Wijers, Non-executive Director since 2009 and Chairman of the Remuneration Committee will, if re-elected as a Non-executive Director at the 2011 Annual General Meeting, succeed Mr Kok as a member of the Nomination and Succession Committee.

Mr Charles O. Holliday, Non-executive Director since 2010 will, if re-elected as a Non-executive Director at the 2011 Annual General Meeting, succeed Mr Kok as Chairman of the Corporate and Social Responsibility Committee.

Mrs Christine Morin Postel, Non-executive Director since 2004 and Chairman of the Audit Committee since 2008 will, if re-elected as a Non-executive Director at the 2011 Annual General Meeting, rotate off the Committee’s Chairman position but stay on as a member. Mr Guy Elliott, Non-executive Director and member of the Audit Committee since 2010 will, if re-elected as a Non-executive Director at the 2011 Annual General Meeting, become Chairman of the Audit Committee.

Lord Kerr of Kinlochard, Deputy Chairman and Senior Independent Non–executive Director since 2004, will rotate off the Audit Committee as a member. Lord Kerr remains a member of the Nomination and Succession Committee and the Corporate and Social Responsibility Committee.

All resignations are with effect from the close of business of the 2011 AGM, scheduled to be held on May 17, 2011, and all appointments above are with effect from May 18, 2011.

March 10, 2011

Mark Edwards
Deputy Company Secretary

Enquiries:

Shell Media Relations:
International, UK, European Press	+31 70 377 3600

Shell Investor Relations:
The Hague: Tjerk Huysinga	+ 31 70 377 3996 / +44 207 934 3856
USA: Harold Hatchett	+1 713 241 1019

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 10 March 2011